OVATION RESEARCH, INC.
15 Miller Street, Suite 2
Birobidjan, Russia  679016
(347) 674-5560

November 25, 2013

Ms. Jacqueline Kaufman & Mr. Dietrich King
United States Securities and Exchange Commission
Washington D.C.20549

Re:	Ovation Research, Inc. Amendment No 2 to Registration Statement on Form S-1 Filed October 8, 2013 File No. 333-189762

Dear Ms. Kaufman & Mr. King,

I received your comments regarding amendment number 2 to our registration statement.   Please find my responses and/or comments and changes listed point by point below:

General

1.
We have considered your response to comment 1 in our letters dated July 26, 2013; however it still appears that you are a shell company because you have nominal operations and assets consisting solely of cash. Please refer to Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that your response did not focus on any changes or developments in your operations.  If, for example, you are now generating revenue from operations, please address that, as well as any other salient facts about changes in your operations or assets, in your response to this comment.  Otherwise if you wish to continue with the registration of these shares, please revise your disclosure throughout your filing to state that you are a shell company.  Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

I have revised the registration statement to disclose the $40,315 in revenue that has been generated over the past two months since the August 31 financial statements (which disclosed revenue of $9,450).  In addition I have also disclosed the developments in operations, which include hiring 3 independent salespeople to promote the company’s products, leasing office space in Vancouver, WA, and the launch of the website.  I have updated the plan of operation to revise the milestones based on the completion of these milestones which we originally included in the plan of operation after receipt of funding from the offering.

We have been diligent in pursuing the business plan of Ovation since our inception on December 28, 2012.  Our initial efforts included research into how to best develop a distribution system for Ovation and laying the groundwork for our business operations.  Our initial sale of product and thus our initial revenues were achieved on August 23, 2013, approximately eight months after the inception of our company in the amount of $9,450.  In less than 90 days following that initial sale, we have now achieved additional sales and thus additional revenues in the aggregate amount of $40,315.  Below is an itemization of some specific actions taken in the development of our business and the dates on which those actions were taken:

1

9/6/13: hired one sales representative;
9/10/13: moved to new office at 6168 NE Highway 99, Suite 201C, Vancouver, WA;
9/12/13: purchased office computer system for our office for $450;
9/14/13: purchased office furniture sets for our office for $1,000;
9/25/13: hired an SEO company to promote Ovation’s website www.OVATIONRESEARCHINC.com for $100 per month, for 12 months;
9-20-13: hired 3 new salesmen
10-28-13: leased delivery truck ($4500)

Following is an itemization of the sales/revenues that have been achieved to date as a result of our business development activities:

8/23/13: $9,450 sale to Elite Distributors Inc.;
9/17/13: $2,000 sale to Elite Distributors Inc.;
9/19/13: $3,150 sale to Hot Pot Cookware;
9-24-13:  $3,550 sale to Elite Distributors Inc.;
10-8-13:  $6,100 sale to Hot Pot Cookware;
10-18-13: $9,135 sale to Elite Distributors Inc.;
10-23-13: $6615 sale to elite distributors Inc.; and
10-25-13: $9765 sale to elite distributors Inc.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the responses and revisions address the comments raised in your letter to us dated October 21, 2013.  However, I will provide further information upon request.

Sincerely,

/s/ Valeria Bulkina
Valeria Bulkina
President & Director